[Glu Mobile Inc. letterhead]
December 1, 2010
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Johnson Division of Corporation Finance

Re:	Glu Mobile Inc. Registration Statement on Form S-3 Filed November 12, 2010 File No. 333-170577
Dear Mr. Johnson:
On behalf of Glu Mobile Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 24, 2010 with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on November 12, 2010. The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.
Exhibits and Financial Statement Schedules, page II-3
1.	The legal opinion filed as an exhibit to your registration statement appears to express no opinion concerning the application or effect of the laws of the State of New York. However, it appears that your indenture will be governed by the laws of the State of New York. Please submit a revised legal opinion or advise.
     The Company has included a revised legal opinion from Fenwick & West LLP as Exhibit 5.01 to the Registration Statement, which revised opinion addresses the application and effect of the laws of the State of New York.
Exhibits and Financial Statement Schedules, page II-3
2.	Your registration statement appears to omit the undertakings required by Item 512(i) of Regulation S-K. Please advise or revise your filing.
     The Company respectfully advises the Staff that it has previously included in the Registration Statement the undertakings required by Item 512(i) of Regulation S-K. The Company further advises the Staff that it has revised the Registration Statement to include the undertakings required by Item 512(j) of Regulation S-K.

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Should you have any questions regarding this matter, please contact me at (650) 532-2436.
Sincerely,
GLU MOBILE INC.
/s/ Eric R. Ludwig
Eric R. Ludwig
Senior Vice President, Chief Financial Officer and Chief Administrative Officer

cc:	Niccolo M. de Masi (Glu Mobile Inc.) Scott J. Leichtner, Esq. (Glu Mobile Inc.) David A. Bell, Esq. (Fenwick & West LLP)